UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO


                                 Amendment No. 1
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934


                          Pre-Paid Legal Services, Inc.
                       (Name of Subject Company (Issuer))

                          Pre-Paid Legal Services, Inc.
                       (Name of Filing Person, the Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   740065 107
                      (CUSIP Number of Class of Securities)

                                   Randy Harp
                             Chief Operating Officer
                          Pre-Paid Legal Services, Inc.
                                One Pre-Paid Way
                               Ada, Oklahoma 74820
                                 (580) 436-1234
                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                            behalf of filing person)

                                 with a copy to:
                            Michael M. Stewart, Esq.
                   Crowe & Dunlevy, A Professional Corporation
                          20 North Broadway, Suite 1800
                             Oklahoma City, OK 73102
                                 (405) 235-7700











                            CALCULATION OF FILING FEE



Transaction valuation*                                      Amount of filing fee
----------------------                                      --------------------
$26,000,000.00                                                         $3,294.24

     * Calculated solely for purposes of determining the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of 1,000,000 of common stock of Pre-Paid Legal Services, Inc. at the maximum tender offer purchase price of $26.00 per share in cash.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,294.24
Form or Registration Number: Schedule TO
Filing Party: Pre-Paid Legal Services, Inc.

Date Filed: August 27, 2004

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [ ]








     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 27, 2004 (the "Schedule TO") by Pre-Paid Legal Services, Inc (the "Company" or "PPLS") relating to the offer of PPLS to purchase up to 1,000,000 shares of its common stock, at a price not greater than $26.00 nor less than $22.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 26, 2004, (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal"), which, as amended or supplemented from time to time, together constitute the tender offer and which are appended to and filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. Capitalized terms used herein but not otherwise defined have the meanings ascribed to such terms in the Offer to Purchase.

1.       Summary Term Sheet.

     The information under the heading "Summary Term Sheet" in the Offer to Purchase is amended on page 3 in the answer to the question "What will the purchase price for the shares be and what will be the form of payment?" to amend the 7th sentence of answer to read in its entirety as follows:

     "You should understand that this election will have the same effect as if you selected the minimum price of $22.50 per share and may have the effect of decreasing the price at which any of the shares are purchased."

Item 4.  Terms of the Transaction.

The section of the Offer to Purchase captioned "Forward Looking Statements" is amended as follows:

1. The first sentence of the second paragraph relating to the Private Securities Litigation Reform Act of 1995 and the last sentence of the third paragraph relating to documents incorporated by reference are both deleted.

2. A new fourth paragraph is added reading in its entirety as follows:

     "The protection provided by the safe harbor of the Private Securities Litigation Reform Act of 1995 is not available for forward looking statements in tender offers."

The Section of the Offer to Purchase captioned "1. Number of Shares; Priority of Purchases; Proration" is amended on page 12 in the second sentence of the fourth paragraph under the caption "General" to cause such sentence to read in its entirety as follows:

     "Alternatively, tendering stockholders may elect to have their shares purchased at the price established by the Dutch Auction tender offer process, which could result in the tendering stockholder receiving a price per share as low as $22.50 or as high as $26.00 and will have the same effect as if the stockholder selected the minimum price of $22.50 per share and may have the effect of decreasing the price at which any shares are purchased."

The section of the Offer to Purchase captioned "3. Procedure for Tendering Shares" is amended as follows:

1. On page 15, the last sentence of the third paragraph in this section is amended to read in its entirety as follows:

     "Note that this election will have the same effect as if you selected the minimum price of $22.50 per share and may result in decreasing the price at which any shares are purchased."

2. On page 17, under the heading "Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects" a new sentence is added immediately following the third sentence of the paragraph reading in its entirety as follows:

     "In the  event  a  condition  is  waived  with  respect  to any  particular
stockholder,   the  same   condition   will  be  waived  with   respect  to  all
stockholders."

The section of the Offer to Purchase captioned "7. Conditions of the Offer" is amended as follows:

1. On page 25, under the heading "Material Adverse Change Condition" to delete the 6th bullet point.

2. On page 26, under the heading "Effect of Failing to Satisfy Conditions" to add the following sentence as the last sentence of the text:

     "In the  event  a  condition  is  waived  with  respect  to any  particular
stockholder,   the  same   condition   will  be  waived  with   respect  to  all
stockholders."

The section of the Offer to Purchase captioned "10. Information Concerning Pre-Paid Legal Services" is amended as follows:


1. The third paragraph in this section on page 31 relating to documents incorporated by reference is deleted in its entirety.

2. The fourth paragraph is this section is amended to read in its entirety as follows:

     "You can obtain any of the documents we file with the Securities and Exchange Commission from PPLS or from the Securities and Exchange Commission's web site at the address described above. Documents are available from PPLS without charge, excluding any exhibits to those documents. Shareholders can obtain documents we file by requesting them in writing or by telephone from PPLS at One Pre-Paid Way, Ada, Oklahoma 74820; telephone: (580) 436-1234. The documents are also available on the PPLS web site and can be downloaded in various formats at www.prepaidlegal.com. Any shareholder requesting information should be sure to include his or her complete name and address in the request. If you request any documents, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request."

Page 5 of the Letter of Transmittal is amended to revise subparagraph (d) to read in its entirety as follows:

           "(d) the undersigned agrees to all of the terms of the tender offer."

Page 6 of the Letter of Transmittal is amended under the heading "Shares Tendered at Price Determined Under the Tender Offer" to cause the last sentence to read in its entirety as follows:

     "I understand this action has the same effect as if I selected the minimum price of $22.50 per share and may decrease the price at which any shares are purchased."

Instruction 5 of the Letter of Transmittal on page 11 is amended to cause the second sentence to read in its entirety as follows:

     "Selecting Box B has the same effect as selecting the minimum price per share of $22.50 and may decrease the price at which any shares are purchased."

                                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.

         Date: September 9, 2004

                                                   PRE-PAID LEGAL SERVICES, INC.


                                                   By:/s/ Randy Harp
                                                      --------------
                                                   Randy Harp,
                                                   Chief Operating Officer